September 24, 2021

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Office of Technology

Re: Parsec Capital Acquisitions Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 1, 2021

File No. 333-257766

Ladies and Gentlemen:

On behalf of Parsec Capital Acquisitions Corp., a Delaware corporation (the “Company” or “Parsec”), yesterday on September 23, 2021 we filed in electronic format through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended, Amendment No. 3 (the “Amendment”) to the above-referenced Registration Statement on Form S-1. The Amendment is revised to reflect an increased offering size of $75,000,000 and the treatment of the equity as temporary versus permanent equity as it is our understanding that the SEC is requiring based on other transactions we are working on and the advice of our underwriters and auditors. We have also changed our Nasdaq listing to the Nasdaq Global Market.

If you would like to discuss any aspects of the filing, please feel free to call me at (212) 930-9700 or (516) 459-8161. Your cooperation is greatly appreciated.

Very truly yours,

/s/ Arthur Marcus
Arthur Marcus

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW